Exhibit 99.2

FELDMAN FINANCIAL ADVISORS, INC.

8804 MIRADOR PLACE

MCLEAN, VA 22102

202-467-6862

March 8, 2019

Board of Directors

Federal Savings Bank

633 Central Avenue

Dover, New Hampshire 03820

Members of the Board:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of Federal Savings Bank (the “Bank”), pursuant to the Plan of Reorganization (the “Plan”) adopted by the Board of Directors of the Bank, do not have any ascertainable market value at the time of distribution or at the time the rights are exercised in the subscription offering.

In connection with the Plan, the Bank will we will reorganize from a federally chartered mutual savings association into a two-tier federal mutual holding company structure. After the reorganization, First Seacoast Bancorp will be the mid-tier stock holding company and First Seacoast Bancorp, MHC will be the top-tier mutual holding company. The Bank will become a wholly owned subsidiary of First Seacoast Bancorp. Concurrent with the reorganization, First Seacoast Bancorp will offer for sale 44% of its common stock, which represents 44% of the estimated pro forma market value of First Seacoast Bancorp and Federal Savings Bank, in a subscription offering to eligible account holders and other eligible subscribers. Any shares of common stock that remain unsubscribed for in the subscription offering will be offered by First Seacoast Bancorp for sale in the community offering or syndicated community offering to certain members of the general public.

Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are legally non-transferable and of short duration, and afford the recipients the right only to purchase shares of common stock of First Seacoast Bancorp at a price equal to its aggregate estimated pro forma market value, which will be the same price at which any unsubscribed shares will be purchased in the community or syndicated community offerings.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external factors may occur from time to time, often with great unpredictability and may materially impact the value of savings institution common stocks as a whole or the value of First Seacoast Bancorp alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

FELDMAN FINANCIAL ADVISORS, INC.